Filed by: TriVascular Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

The following is a series of questions and answers being provided to Trivascular’s investors

Investor Q&A

Can you provide an overview of the transaction?

•	TriVascular has signed a definitive agreement under which Endologix will acquire all of the outstanding shares of TriVascular through a merger of a direct wholly-owned subsidiary of our Endologix with TriVascular, for a combination of stock and cash.

•	The closing of the transaction, currently anticipated to be in early 2016, is subject to antitrust regulatory approval, approval of TriVascular stockholders and customary closing conditions.

•	Based on the closing price of Endologix stock October 23, 2015, the aggregate consideration payable to the stockholders of TriVascular in the merger would be approximately $9.10 per share of TriVascular stock, consisting of $8.05 of Endologix common stock and $1.05 in cash, for a total of approximately $211 million, consisting of approximately $187 million of Endologix common stock and approximately $24 million in cash.

•	The final stock component calculation will be based on 19.999% of Endologix common stock outstanding immediately prior to the closing, and the cash component calculation is dependent on a number of events occurring prior to the closing, such as, for example the number of options or warrants being exercised by TriVascular option and warrant holders and conversion of certain debt, among other events.

•	The acquisition provides a platform for sustained growth both domestically and internationally, and will give more patients around the world access to differentiated EVAR products.

•	Endologix is the ideal partner for TriVascular, with complementary products and customer call points. We are excited about the innovation we can realize together within this larger platform.

What are the key points of the transaction?

•	Provides value to stockholders

•	~77% premium to Friday’s close

•	The $9.10/share value represents an over 69% premium to our 30-day average closing and a 65% premium to our 90-day average closing price.

•	There is inherent risk in being a single product company, and partnering with Endologix, a company with multiple products and a proven commitment to the advancement of EVAR, provides a more sustainable platform and enhances our opportunities to successfully innovate and to continue to offer new and better products.

Was this a solicited or unsolicited offer? Did TRIV run a formal process?

•	TRIV did run a formal process, exploring any and all strategic options and alternatives, with the assistance of financial and legal advisors.

•	The Board unanimously approved the transaction and believes it to be in the best interest of our stockholders and has recommended that our stockholders adopt it

•	We believe Endologix is the right partner for TriVascular, with their innovative products, established salesforce, and proven commitment to EVAR.

•	The proxy statement that will be filed in connection with a meeting of TriVascular stockholders to be held for the purpose of approval of this transaction will describe the process leading up to the execution of the merger agreement.

Did you obtain a fairness opinion?

•	The proxy statement that will be filed in connection with a meeting of TriVascular stockholders to be held for the purpose of approval of this transaction will describe the fairness opinion we received with respect to this transaction.

Regulatory approvals required for transaction approval?

•	We currently only anticipate standard regulatory approvals for this transaction, including antitrust approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Is there a break-up fee?

•	There are customary break-up fees in the transaction. Please refer to the Company’s Form 8-K filed on October 26, 2015, and the copy of the merger agreement filed as an Exhibit thereto, for a description of the circumstances under which a break-up fee is payable.

Will there be go-shop in the definitive merger agreement?

•	No, the merger agreement does not provide a “go-shop”.

Is the company subject to restrictions on considering other transactions?

•	For the provisions related to no solicitation of other offers, please see Section 5.3 of the Merger Agreement, a copy of which has been filed as an Exhibit to the Company’s Form 8-K filed on October 26, 2015.

Did you run an auction process?

•	The proxy statement that will be filed in connection with a meeting of TriVascular stockholders to be held for the purpose of approval of this transaction will describe the process leading up to the signing of this merger agreement.

Does the transaction require stockholder approval? How will your largest stockholders react?

•	Yes, the merger requires approval by TriVascular stockholders. Certain of our directors and stockholders, including Chris Chavez, Dr. Chobotov, and certain funds affiliated with NEA and Delphi, representing an aggregate of approximately 32.47% of the outstanding common stock of TriVascular, have agreed to vote in favor of the transactions. We cannot speak for other stockholders.

Why now – could you get a higher valuation later?

•	This transaction provides value to stockholders.

•	The transaction with Endologix provides a global platform for sustained growth and for marketing and selling to expand awareness even further.

•	There’s inherent risk in being a single-product company, and partnering with Endologix provides long-term stability and increased opportunities for innovation and growth

Who from the company is staying on board following the merger and for how long?

•	Chris Chavez is expected to be appointed to the Board of Directors of Endologix in connection with the closing, but will step down as an executive.

What is going to happen with TriVascular headquarters in Santa Rosa and TriVascular employees?

•	Endologix has indicated they expect to maintain our Santa Rosa facility and the details of that are being worked through.

When do you expect it to close?

•	The closing is subject to customary closing conditions, approval of TRIV stockholders and regulatory approval. We currently expect that the acquisition will close in early 2016.

Why do you need to combine to continue your growth (i.e. was growth slowing)?

•	The combined global platform, is expected to provide a pathway for our differentiated EVAR products to more rapidly become standard of care both here and abroad.

•	There is also inherent risk in being a single product company, and Endologix provides a sustainable platform for continued growth and enhances our opportunities to successfully innovate and continue to offer new and better products.

How will the stock and cash components of the transaction be determined?

•	TriVascular stockholders will be entitled to receive 19.999% of the shares of Endologix outstanding immediately prior to the closing of the transaction and an amount of cash calculated immediately prior to the closing based on the value of options and warrants which are in the money at the closing of the transaction and on a number of events occurring prior to the closing, such as certain exercises of options and warrants and the potential conversion of currently outstanding convertible debt.

•	Each TriVascular stockholder will receive Endologix stock based on a conversion ratio calculated immediately prior to close. The conversion ratio will be determined by dividing the number of shares constituting 19.999% of Endologix shares outstanding immediately prior to the closing by the total number of TriVascular shares outstanding immediately prior to the transaction and certain number of warrants to be assumed by Endologix.

It looks like Endologix is launching a financing - is the merger conditioned on their financing?

•	No. The merger is not contingent or conditioned on Endologix’s financing, and their financing is not contingent or conditioned on the merger.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION.

In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.